

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Via U.S. Mail and Facsimile

Mr. Sotirios J. Vahaviolos
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

   Re: Mistras Group, Inc.
      Form 10-K for the Fiscal Year Ended May 31, 2010
      Filed August 17, 2010

      Definitive Proxy Statement on Schedule 14A
      Filed September 16, 2010

      Form 10-Q for the Quarterly Period Ended November 30, 2010
      Filed January 13, 2011
      File No. 001-34481

Dear Mr. Vahaviolos:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Jay Ingram
           Legal Branch Chief